UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	USQ Core Real Estate Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):	235 Whitehorse Lane, Suite 200 Kennett Square, PA 19348

Telephone Number (including area code):	(610) 925-3120

Name and address of agent for service of process:	Stephen Timothy Grugeon 235 Whitehorse Lane, Suite 200 Kennett Square, PA 19348

With copies of Notices and Communications to:	Prufesh R. Modhera, Esq. Stradley Ronon Stevens & Young, LLP 1250 Connecticut Ave NW, Suite 500 Washington, DC 20036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [ ]	NO [X]

Item 1. Exact name of registrant.

USQ Core Real Estate Fund

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Delaware statutory trust.  The Registrant filed a certificate of trust with the Secretary of State of the State of Delaware on December 2, 2016.

Item 3. Form of organization of registrant.
Delaware statutory trust.

Item 4. Classification of registrant.
Management company.

Item 5.
(a) The Registrant is a closed-end management company.

(b) The Registrant intends to register as a "non-diversified" investment company for purposes of the Investment Company Act of 1940, as amended.

Item 6. Name and address of each investment adviser of registrant.

The Registrant has not yet engaged an investment adviser.

Item 7. Name and address of each officer and trustee of the registrant.

Name and Address	Position Held with the Trust

Stephen Timothy Grugeon	Initial Trustee, President and Chief Executive Officer
235 Whitehorse Lane, Suite 200
Kennett Square, PA 19348

Matthew T. O'Leary	Secretary
235 Whitehorse Lane, Suite 200
Kennett Square, PA 19348

Item 8. Not applicable.

Item 9.
(a) The Registrant is not currently issuing and offering its securities directly to the public.
(b) Not applicable.
(c) Registrant intends to make a public offering at an undetermined time in the future.
(d) The Registrant does not currently have any outstanding or issued securities.
(e) Not applicable.

Item 10.                             None

Item 11.                             The Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12.                             Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Kennett Square and the state of Pennsylvania on the 9th day of December, 2016.

USQ Core Real Estate Fund (REGISTRANT)

By:	/s/Stephen Timothy Grugeon
Name:	Stephen Timothy Grugeon
Title:	Initial Trustee, President and Chief Executive Officer

Attest:

/s/ Matt O'Leary
Name: Matt O'Leary
Title: Secretary